SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 11, 2013  related to the financial statements for the three month period ended September 30, 2013.

In compliance with Section 63 of the Stock Exchange Regulations, this is to report to you the following:

	09/30/2013	09/30/2012
In thousands of Pesos
Comprehensive net income
Income attributable to:
Company's shareholders	(97,849)	(16,518)
Non-controlling interest	8,834	24,519

Shareholders' Equity:
Capital stock	496,562	496,562
Treasury shares	5,001	5,001
Restatement for capital stock and treasury shares	65,425	166,218
Share premium	773,079	773,079
Share warrants	106,264	106,264
Reserve for conversion	73,874	(59,442)
Changes in non-controlling interest	(22,204)	(7,493)
Reserve for equity based payments	13,917	6,363
Legal reserve	46,835	42,922
Reserve for new projects	337,065	389,202
Special reserve	695,628	-
Retained earnings	(124,371)	650,093
Non-controlling interest	2,310,410	2,170,006

Total Shareholders' Equity	4,777,485	4,738,775

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was ARS 501,562,730, divided into 501,562,730 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A., who holds 189,088,044 shares, representing 37.90% of the issued subscribed capital stock.

In addition, as of September 30, 2013, 306,473,932 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share of the Company were held by shareholders other than the group of principal shareholders, representing 61.10% of the subscribed stock capital.

Following the allocation of treasury shares made on November 23, 2009, Cresud held 5,002,537 treasury shares as of June 30, 2012, representing 1.00% of its subscribed and issued stock capital.
It should be noted that in March 2008 the Company increased its capital stock by 180 million shares. For each subscribed share each shareholder received, at no additional cost, 1 warrant that entitled it to purchase 0.33333333 new shares for a price of US$ 1.68 per share to be acquired. As a result of the ratable allocation of own shares among the shareholders made by the Company on November 23, 2009, the terms of such warrants were amended: the ratio of shares to be issued per warrant was changed to 0.35100598 and the exercise price per share to be acquired was changed to US$ 1.5954. Subsequently, following the payment of the cash dividend made on November 30, 2012, the terms of the warrants were amended again; in this way, the ratio of shares to be issued per warrant is USD 0.36727981 and the exercise price per share to be acquired is USD 1.5247. The warrants fall due on May 22, 2015, and are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on Nasdaq under the symbol “CRESW”.

If all the warrants were converted, the number of issued and subscribed shares would increase to 566,806,160. Moreover, if Inversiones Financieras del Sur S.A. exercised its warrants as the rest of the holders, its holding would increase by 31,068,389 common shares, representing an interest of 39.02% over the subscribed capital, i.e. 221,156,433 shares.

Below are the highlights for this fiscal year:

►	During the first quarter of 2014 a net loss of ARS 89.0 million was recorded, explained mainly by exchange rate differences and higher financial charges.

►
Operating income reached ARS 161.6 million, 8.4% lower than in the first quarter of fiscal year 2013, mainly due to higher operating losses in the main segments of the agricultural business, offset by higher results from the urban business.

►
The grains and sugarcane segments saw a fall in the fair value of biological assets due to the prior recognition of higher yields than those actually recorded, whereas the beef cattle segment was impacted by higher feeding costs resulting from the drought experienced in Salta.

►	At the start of this season, weather conditions are normal, and our farms in Salta and Paraguay are recovering from the past drought conditions.

►	During this season we expect to plant 207,000 hectares and to transform approximately 17,300 hectares in the region.

►	The shareholders’ meeting held on October 31, past approved the payment of a cash dividend for ARS 120.0 million (ARS 0.2417 per share and ARS 2.417 per ADR).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 12, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets